NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

1.	Names of the parties to the transaction

Bridgeport Ventures Inc. (now Premier Royalty Inc.) (“Bridgeport” or “Premier Royalty”), Premier Gold Mines Limited (“Premier Gold”) and Premier Royalty Corporation.

2.	Description of the transaction

On August 7, 2012, Bridgeport, Premier Gold Mines Limited and Premier Royalty Corporation entered into a business combination agreement pursuant to which Bridgeport completed a plan of arrangement (the “Arrangement) under the Business Corporations Act (Ontario) on December 4, 2012.

As a result of the Arrangement, among other things:

• Bridgeport's name was changed to "Premier Royalty Inc.";

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all existing directors and management of Bridgeport resigned, other than Hugh Snyder and Shastri Ramnath who continued as directors of Premier Royalty. Ewan Downie, Abraham Drost, George Faught, Steven Filipovic, Howard Katz and Julie Lassonde were appointed as directors of Premier Royalty;

• common shares of Bridgeport were consolidated on the basis of one post- consolidation share (a "Premier Royalty Share") for every four pre-consolidation shares;

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Premier Royalty issued 0.375 of a warrant (each whole warrant, a "Premier Royalty Warrant") for each Premier Royalty Share held by shareholders of record as at 12:01 a.m. (Toronto time) on December 4, 2012 (the "Effective Time"). Each whole Premier Royalty Warrant is exercisable at a price of $2.00 per Premier Royalty Share for a period commencing on June 4, 2013 and ending on December 4, 2016, subject to early expiry upon the occurrence of certain events;

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all existing Bridgeport options will be terminated on or prior to March 4, 2013. The terms of the warrants of Bridgeport existing prior to the Effective Time have been adjusted to reflect the consolidation of Bridgeport common shares and the distribution of Premier Royalty Warrants upon the exercise of such warrants;

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on behalf of Premier Royalty Corporation, Premier Royalty repaid $8 million of the $28 million (plus interest) outstanding balance on the convertible bridge loan facility issued by Premier Gold to Premier Royalty Corporation. Premier Gold converted the remaining amount outstanding under the convertible bridge loan facility into approximately 14.7 million Premier Royalty Shares, approximately 5.5 million Premier Royalty Warrants and approximately 1.46 million warrants (the "Class II Warrants"), with each Class II Warrant exercisable at a price of $2.00 per Premier Royalty Share until October 7, 2014. Premier Gold currently owns approximately 33.7 million Premier Royalty Shares, representing approximately 53.5% of the issued and outstanding Premier Royalty Shares;

•	all common shares of Premier Royalty Corporation, including approximately 33.7 million common shares held by Premier Gold, were exchanged for Premier Royalty Shares on a one-for-one basis, resulting in Premier Royalty Corporation becoming a wholly-owned subsidiary of Premier Royalty; and

•	approximately 16.61 million Premier Royalty Shares and approximately 8.07 million warrants to purchase Premier Royalty Shares were issued to former convertible debenture holders of Premier Royalty Corporation and to certain vendors of royalty interests.

3.	Effective date of the transaction

December 4, 2012 (the “Effective Date”).

4.	The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Premier Royalty Inc. is the continuing entity.

5.	Date of the reporting issuer’s first financial year-end after the transaction

Premier Royalty’s first financial year- end after the transaction will be December 31, 2012.

6.	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

As a result of the Arrangement, Premier Royalty has changed its financial year end from April 30 to December 31, which is the financial year end of Premier Royalty Corporation.

Premier Royalty will be required to file interim unaudited consolidated financial statements of Premier Royalty Corporation for the three and nine -month periods ended September 30, 2012. As Premier Royalty Corporation was incorporated on November 23, 2011, results for a comparative period will not be included.

Premier Royalty will also be required to file annual audited consolidated financial statements of Premier Royalty for the year ending December 31, 2012, with a comparison to the results of Premier Royalty Corporation for the period from November 23, 2011 to December 31, 2011.

For its first financial year after the Effective Date, Premier Royalty will file: (i) interim unaudited consolidated financial statements for the three month period ending March 31, 2013; (ii) interim unaudited consolidated financial statements for the three and six-month periods ending June 30, 2013; (iii) interim unaudited consolidated financial statements for the three and nine-month periods ending September 30, 2013; and (iv) annual audited consolidated financial statements for the year ending December 31, 2013. The financial statements referred to in (i), (ii), (iii) and (iv) above will include a comparison to the results of Premier Royalty and Premier Royalty Corporation, as applicable, for the comparable periods in the fiscal year ending December 31, 2012.

7.	Documents filed under National Instrument 51-102 – Continuous Disclosure Obligations that describe the transaction

For additional information relating the Arrangement please refer to Bridgeport’s management information circular dated October 31, 2012, which is filed on SEDAR on the SEDAR profile of Premier Royalty.